Exhibit 99.2

Red White & Bloom Brands to Appoint Ryan Costello to the

Board of Directors

Mr. Ryan Costello brings to RWB a wealth of US federal political experience, cannabis policy steering, strategy advisory and regulatory law.

TORONTO, September 17, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, is pleased to announce the appointment of Mr. Ryan Costello to its Board of Directors to become effective upon completion of any regulatory and/ or other requirements, as applicable.

Mr. Ryan Costello, US Congress (2015-2019)

Mr. Costello brings a wealth of US government regulatory experience, including areas overseeing cannabis policy.

Mr. Costello is a former U.S. Congressman (2015-2019, R-PA), and now public policy consultant. Mr. Costello advises companies and investors on public policy and strategic objectives on matters before legislative and administrative agencies, primarily involving healthcare, energy, environmental, technology and transportation matters. In Congress, he served on the Committee on Energy & Commerce, which has jurisdiction over a broad range of industries and policy areas, including healthcare and cannabis policy, as well as the Veteran’s Affairs Committee.

Prior to Congress, Mr. Costello was an attorney in private practice, representing clients on regulatory compliance and permit approvals involving governmental agencies, real estate acquisitions, financing, and project approvals; he also served as counsel for various governmental and quasi-governmental agencies.

Mr. Costello is a graduate of Ursinus College, B.A., with Honors, and received his law degree from the Villanova University Charles Widger School of Law.

Brad Rogers, Chairman & CEO commented, “Mr. Costello will be a very welcome addition to the RWB Board as he brings a wealth of experience with solid acumen and a complimentary skill set. He will also deepen the Company’s US-based representation which is key, as federal policy on cannabis shifts through many of the bills scheduled to reach the House of Representatives and Senate over the near future.”

Mr. Costello remarked, “I’m looking forward to utilizing my 15+ years of service in government, the legal profession, and my familiarity with cannabis policy to be a strategic resource for RWB as it positions itself as a true market leading house of brands in the permitted U.S. marketplace.”

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, California, Oklahoma, Arizona and Massachusetts, with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.